Exhibit (a)(1)(H)

FORM OF LETTER TO HOLDERS

[Letterhead of U.S. Concrete]

September 24, 2003

Dear U.S. Concrete Associate:

We are pleased to inform you that effective September 22, 2003, we accepted for exchange and canceled options to purchase 859,140 shares of our common stock that were tendered pursuant to our offer to exchange. An aggregate of 285,981 shares of our common stock have been issued in the exchange to eligible holders like you who tendered options for exchange.

Effective September 22, 2003, you were granted and are the owner (subject to the terms of your restricted stock award) of the number of shares of restricted stock set forth on the signature page to the Letter of Transmittal we sent to you previously. We will provide you with a copy of your new restricted stock award promptly.

If you have any questions concerning the offer to exchange, please leave a message for the Stock Option Exchange Team at 713-499-6210 or email the Team at exchangeteam@us-concrete.com. A member of the Team will contact you promptly.

Very truly yours,

Eugene P. Martineau President and Chief Executive Officer